Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated May 1, 2026, and each included in this Post-Effective Amendment No. 328 to the Registration Statement (Form N-1A, File No. 033-02659) of Transamerica Funds (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated February 25, 2026, with respect to the financial statements and financial highlights of Transamerica Stock Index (one of the series constituting Transamerica Funds), included in the Annual Report to Shareholders (Form N-CSR) for the year ended December 31, 2025, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

April 30, 2026

Information Classification: Limited Access